SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN July 22, 2003 AND July 28, 2003

CHINADOTCOM CORPORATION

(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre

18 Whitfield Road

Causeway Bay, Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F     x      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes               No     x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description

1.1	Press Release dated July 28, 2003 chinadotcom and AOL Reach Settlement

1.2	Press Release dated July 24, 2003 chinadotcom Rolls Out Additional Wireless SMS Value Added Services in China

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2003

CHINADOTCOM CORPORATION

By:	/s/ Daniel Widdicombe
Daniel Widdicombe Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

1.1	Press Release dated July 28, 2003 chinadotcom and AOL Reach Settlement

1.2	Press Release dated July 24, 2003 chinadotcom Rolls Out Additional Wireless SMS Value Added Services in China

Exhibit 1.1

chinadotcom and AOL Reach Settlement

Hong Kong July 28, 2003 chinadotcom corporation (NASDAQ: CHINA; website: www.corp.china.com) announced today that chinadotcom and America Online, Inc. (“AOL”) have reached a settlement involving the release of claims between the two companies and their affiliates. The companies also agreed to cancel AOL’s two warrants to acquire additional shares in chinadotcom and to enable AOL the ability to dispose of its existing holding of 6,795,200 shares of chinadotcom, if AOL so chooses, in accordance with Rule 144. There can be no assurance as to the effect of such agreement, or as to the effect of any disposition of shares by AOL, on chinadotcom or its stock price.

###

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions and software company offering technology, marketing, mobile and media services for companies throughout Greater China and the Asia-Pacific region, the US and the UK. With operations in 10 markets, with over 1,000 employees—the companies under the chinadotcom group have extensive experience in several industry groups including finance, travel and manufacturing, and in key business areas, including e-business strategy, packaged software implementation and development, precision marketing and supply chain management. chinadotcom leverages this expertise with alliances and partnerships to help drive innovative client solutions.

A separate software unit, CDC Software, spearheads the company’s strategy to move up the value curve in the software services and products area. It focuses on building up the company’s IP assets base, establishing partnerships with software vendors and broadening its overall software product offerings in the areas of enterprise solutions and integration. It currently has over 1,000 installations and more than 600 customers in the Asia Pacific region.

In our Mobile and Portals unit, the company operates popular news, email and consumer service portal websites in China, Hong Kong and Taiwan. Through the recent acquisition of Newpalm (China) Information Technology Co., Ltd. (“Newpalm”), the company now offers consumer-based and enterprise-based SMS and mobile application software development services. We currently have over 3.25 million paid subscribers in China on a platform that works on both the CDMA and GSM systems, with connectivity and service agreements with mobile network operators in over 26 provinces. Newpalm is a wholly-owned subsidiary of hongkong.com Corporation, a mobile applications and portal arm and 81%-owned subsidiary of chinadotcom.

The company also established CDC Outsourcing, which allows for elements of workflow such as client and project management to be provided in the contracted country (i.e. UK, US or Australia), with technology and applications sourced from either of the company’s low-cost, CMM-certified outsourcing centers in China or India.

For more information about chinadotcom corporation, please visit www.corp.china.com.

Safe Harbor Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2002 on Form 20-F filed on June 16, 2003.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager

Tel	: (852) 2961 2750
Fax	: (852) 2571 0410
e-mail	: jane.cheng@hk.china.com

2

Exhibit 1.2

chinadotcom Rolls Out Additional Wireless SMS Value Added Services in China

Further synergies have been developed between Newpalm and chinadotcom’s www.china.com portal

HONG KONG July 24, 2003 chinadotcom corporation (NASDAQ: CHINA; website: www.corp.china.com), the leading integrated enterprise solutions company in Asia, today announced that its Mobile and Portal unit has rolled-out new SMS (short message service) products and services for both its SMS subscribers and Internet users in China. This is a further initiative demonstrating the synergies developed within Newpalm (China) Information Technology Co., Ltd (“Newpalm”) and chinadotcom’s portal network.

Since the acquisition of Newpalm, the company has rolled-out new products and services on a subscription basis by leveraging the mobile capabilities of Newpalm and the content platform of the www.china.com portal. Recently launched products and services include:

•	China News SMS – The free news content on the www.china.com portal is now re-packaged to SMS services on a subscription basis and is delivered to Newpalm subscribers through the SMS platform. Newpalm SMS users receive the four most important news headlines per day, from which users can choose to view the full text of any particular news item in which they are interested. The SMS news service is charged at 2.4 US cents (RMB 0.2) per message.

•	Business Elite: This newly launched business SMS product targets high-end users. Leveraging the business content of the www.china.com portal, Newpalm SMS users can receive the latest business related news including financial information on a timely basis during the day. The service is charged at around US$3.6 (RMB 30) per month.

These two products have been well received by SMS users in China. For instance, the China News SMS has added additional 50,000 subscribers in June to the company’s SMS subscriber base since its launch in May this year. This further demonstrates the synergies between Newpalm and the company’s www.china.com portal.

Further synergies are expected to take place by launching additional new services soon which include:

•	Military SMS – Military news is considered to be one of the premium services to SMS users in China. Leveraging the popular military content of china.com portal, Newpalm SMS users can receive the full story of the most important military news of the day. The service is expected to be charged at around US$1.0 (RMB 8) per month.

•	X-City 2 – an upgraded dating and chatting service created through the integration of Newpalm’s X-City service and the www.china.com portal’s Love Sky service. Subscribers can now access dating and chatting services on both Internet and SMS platforms. Paid users can build their personal profile such as specifying age, gender, hobbies, and can even upload a self-introductory video and/or audio clip onto the website. Existing X-City subscribers will be able to be upgraded to X-City 2 for around US$1.0 (RMB 8) on a monthly basis, compared to the original price of US$0.6 (RMB 5).

All these newly launched services can be subscribed for through the www.china.com portal network as well as Newpalm’s SMS platform.

“We are pleased to see further progress on synergies between Newpalm and the www.china.com portal taking place,” said Daniel Widdicombe, Chief Financial Officer of chinadotcom corporation. “Our SMS business is still in its early days as the acquisition of Newpalm was only completed in April this year, and its financial contribution will be consolidated into the chinadotcom group’s financial results for Q2 2003. With the established payment platform that Newpalm is using, we expect that this will allow us to monetize our portal by jointly launching new value added products and services to its users. The effect of these synergies between Newpalm and our www.china.com portal on our business as a whole will remain small for the foreseeable future. Overall, the recent development of Newpalm and its joint activities with the www.china.com portal demonstrate that our SMS business is on the right track and the synergies developed between Newpalm and www.china.com should broaden the service products of both entities.”

Newpalm currently has direct connectivity and service agreements signed with local mobile network operators in 26 provinces. Direct connectivity with provincial network mobile operators facilitates Newpalm’s marketing and promotion activities at the provincial level, resulting in a better quality of service, a higher sign-up rate for subscribers and new services and a higher level of completion of SMS messages sent. In May this year, Newpalm launched a customized weather news service which is charged at 2.4 US cents (RMB 0.2) per message on a subscription or demand basis.

# # #

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions and software company offering technology, marketing, mobile and media services for companies throughout Greater China and the Asia-Pacific region, the US and the UK. With operations in 10 markets, with over 1,000 employees—the companies under the chinadotcom group have extensive experience in several industry groups including finance, travel and manufacturing, and in key business areas, including e-business strategy, packaged software implementation and development, precision marketing and supply chain management. chinadotcom leverages this expertise with alliances and partnerships to help drive innovative client solutions.

A separate software unit, CDC Software Corporation, spearheads the company’s strategy to move

2

up the value curve in the software services and products area. It focuses on building up the company’s IP assets base, establishing partnerships with software vendors and broadening its overall software product offerings in the areas of enterprise solutions and integration. It currently has over 1,000 installations and more than 600 customers in the Asia Pacific region.

In our Mobile and Portals unit, the company operates popular news, email and consumer service portal websites in China, Hong Kong and Taiwan. Through the recent acquisition of Newpalm (China) Information Technology Co., Ltd. (“Newpalm”), the company now offers consumer-based and enterprise-based SMS and mobile application software development services. As of end of April this year, Newpalm has over 3.25 million paid subscribers in China on a platform that works on both the CDMA and GSM systems, with connectivity and service agreements with mobile network operators in 26 provinces. Newpalm is a wholly-owned subsidiary of hongkong.com Corporation, a mobile applications and portal arm and 81%-owned subsidiary of chinadotcom.

The company also established CDC Outsourcing, which allows for elements of workflow such as client and project management to be provided in the contracted country (i.e. UK, US or Australia), with technology and applications sourced from either of the company’s low-cost, CMM-certified outsourcing centers in China or India.

For more information about chinadotcom corporation, please visit www.corp.china.com.

Safe Harbor Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2002 on Form 20-F filed on June 16, 2003.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager

Tel	: (852) 2961 2750
Fax	: (852) 2571 0410
e-mail	: jane.cheng@hk.china.com

Investor Relations

Craig Celek, Vice President, Investor Relations

Tel	: 1-212-661-2160
Fax	: 1-973-591-9976
e-mail	: craig.celek@hk.china.com

3